Exhibit 99.B(d)(88)

Schedule B

to the

Sub-Advisory Agreement

between

SEI Investments Management Corporation

and

SSGA Funds Management, Inc.

As of July 6, 2007, as amended September 14, 2014, June 23, 2015, September 11, 2017 and

December 6, 2017

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

S&P 500 Index Fund	[REDACTED]
Multi-Asset Income Fund	[REDACTED]
Dynamic Asset Allocation Fund	[REDACTED]*
Large Cap Index Fund	[REDACTED]

*Fees do not include Assets invested in the Dynamic Commodity Strategy Subsidiary Ltd.

Agreed and Accepted:

SEI Investments Management Corporation	SSGA Funds Management, Inc.

By:	By:

/s/ William T. Lawrence	/s/ Ellen M. Needham

Name:	Name:

William T. Lawrence	Ellen M. Needham

Title:	Title:

Vice President	President